Exhibit 4.2
DESCRIPTION OF EQUITY SECURITIES REGISTERED
UNDER SECTION 12 OF THE EXCHANGE ACT
Orrstown Financial Services, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, no par value per share (the “Common Stock”). The Company’s Common Stock is traded on the NASDAQ Global Select Market under the symbol “ORRF.”
The following is a description of the material terms and provisions of the Company’s Common Stock. It may not contain all the information that is important to you. Therefore, you should read the Company’s articles of incorporation and bylaws, copies of which are attached as exhibits to the Annual Report on Form 10-K to which this description is an exhibit, and certain provisions of applicable law.
Authorized Shares
The Company’s articles of incorporation provide that the Company may issue up to 50,000,000 shares of common stock, no par value, and 500,000 shares of preferred stock, par value $1.25 per share.
Shareholder Liability
All outstanding shares of the Company’s Common Stock are fully paid and nonassessable. Under the Pennsylvania Business Corporation Law of 1988, as amended, shareholders generally are not personally liable for a corporation’s acts or debts.
Dividends; Liquidation; Dissolution
Subject to the preferential rights of any other shares or series of capital stock, holders of shares of the Company’s Common Stock are entitled to receive dividends on shares of Common Stock if, as and when authorized and declared by the Company’s Board of Directors out of funds legally available for dividends and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.
Voting Rights
Each outstanding share of the Company’s Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. Unless a larger vote is required by law, the Company’s articles of incorporation or its bylaws, when a quorum is present at a meeting of shareholders, a majority of the votes properly cast upon any question other than the election of directors shall decide the question. A plurality of the votes properly cast for the election of a person to serve as a director shall elect such person. Except as otherwise required by law or except as provided with respect to any other class or series of capital stock, the holders of the Company’s Common Stock possess the exclusive voting power. There is no cumulative voting in the election of directors. The Company’s Board of Directors is classified into three classes with each class as nearly equal in number as possible. This means, in general, that one-third of the members of the Board of Directors are subject to reelection at each annual meeting of shareholders.
Preemptive Rights; Redemption
Holders of the Company’s Common Stock have no conversion, sinking fund or redemption rights or preemptive rights to subscribe for any of the Company’s classes of stock.

Anti-Takeover Provisions
The Company’s articles of incorporation and bylaws contain certain provisions that may have the effect of deterring or discouraging an attempt to take control of the Company. Among other things, these provisions:
    empower the Board of Directors, without shareholder approval, to issue shares of the Company’s preferred stock the terms of which, including voting power, are set by the Company’s Board of Directors;
    divide the Company’s Board of Directors into three classes serving staggered three-year terms;
    authorize the Company’s Board of Directors to oppose a tender or other offer for the Company’s securities if the Board of Directors determines that such an offer should be rejected;
    restrict the ability of shareholders to remove directors;
    require the affirmative vote of holders of at least 75% of the outstanding shares of the Company’s Common Stock to approve any merger or consolidation, or any sale or other disposition of all or substantially all of the assets of the Company, with or to a shareholder of the Company who, directly or indirectly, has voting control over 10% or more of any class of shares of the Company or with or to an entity which, directly or indirectly, is controlled by such a shareholder, unless such transaction is approved in advance by at least 75% of the members of the Board of Directors, in which case such transaction shall require only such shareholder approval, if any, as may be required pursuant to the Pennsylvania Business Corporation Law as in effect from time to time;
    require that shares with at least 75% or, in certain circumstances, a majority of total voting power, approve the repeal or amendment of certain provisions of the Company’s articles of incorporation;
    require that, following any acquisition by any person or group of 10% of the Company’s voting power, in the case of any business combination with such person or an entity directly or indirectly controlled by such person, the remaining shareholders have the right to receive for their shares from such person at least the highest price paid by such person for any of the shares then directly or indirectly owned by such person;
    eliminate cumulative voting in the election of directors;
    require advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders; and
    provide for certain director eligibility requirements, including that each member of the Board of Directors hold at least 5,000 shares of the Company’s Common Stock.